Collaborative Investment Series Trust

Mercator International Opportunity Fund

125 Greenwich Ave

Greenwich CT 06830

March 8, 2021

Changes in Registrant’s Certifying Accountant - Sub-Item 77K of Form N-CSR

(i)  At its November 22, 2019 special meeting, the Board and the Independent Directors, with the approval and recommendation of the Audit Committee, selected Cohen & Company, Ltd. (“Cohen”), to replace Sanville & Company (“Sanville”), as the Collaborative Investment Series Trust’s (the "Registrant") independent registered public accounting firm for the Trust for the Funds’ fiscal year ending December 31, 2020.

(ii) The reports of Sanville and Company on the financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) There have been no disagreements between the Registrant and Sanville and Company on any matter of accounting principles, financial statement disclosure, or audit scope, which if not resolved to the satisfaction of Sanville and Company would have caused it to make reference to the disagreement in its report on the financial statements for such years.

(iv) During the most recent fiscal period and through March 8, 2021, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

(v) The Registrant has requested that Sanville and Company furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter is or will be filed, when and if received, as Exhibit Q1 to Sub-Item 77K.

/s/ Gregory Skidmore, President